                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                          ---------------------------
                                SCHEDULE 13D/1/
                                (Rule 13d-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SCHEDULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       STANFORD TELECOMMUNICATIONS, INC.
                       ---------------------------------
                               (Name of Issuer)

                          Common Stock $.01 Par Value
                          ---------------------------
                        (Title of Class of Securities)

                                   854402104
                          ---------------------------
                                 CUSIP Number


Peter A. Nadeau                            With a copy to:
Newbridge Networks Corporation             Stephen C. Ferruolo
600 March Road, P.O. Box 13600             Heller Ehrman White & McAuliffe
Kanata, Ontario, Canada K2K 2E6            525 University Avenue
(613) 591-3600                             Palo Alto, CA 94301-1900
                                           (650) 324-7000
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 June 22, 1999
                       ---------------------------------

            (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following
box:                                                                       [_]



________________________
/1/     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 854402104                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      NEWBRIDGE NETWORKS CORPORATION
      Taxpayer I.D. No.: 98-0077506
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    CANADA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                           2,617,439
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              3,014,762
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           2,617,439
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,632,201
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 35.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D (the "Schedule") relates to the Common Stock, $.01 par value ("Common Stock"), of Stanford Telecommunications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1221 Crossman Avenue, Sunnyvale, California 94089.

Item 2.   Identity and Background.
          -----------------------

          This Schedule is filed on behalf of Newbridge Networks Corporation, a Canadian corporation ("Newbridge"). Newbridge designs, manufactures, markets and services networking solutions to provide access to multimedia communications. The address of Newbridge's principal business and its principal office is 600 March Road, P.O. Box 13600, Kanata, Ontario, Canada K2K 2E6.

          The following is a list of the directors and executive officers of
Newbridge:

                              BOARD OF DIRECTORS


Name and Business Address               Present Principal Occupation                          Citizenship
-------------------------               ----------------------------                          -----------
Peter D. Charbonneau                    Vice Chairman of the Board                            Canada

Dr. Denzil Doyle                        Chairman of the Board, Capital Alliance Ventures      Canada
60 Queen Street
Ottawa, Ontario, Canada K1P 5Y7

Alan D. Horn                            Vice President, Finance and Chief                     Canada
33 Bloor Street, East                   Financial Officer, Rogers
Toronto, Ontario, Canada M4W 1G9        Telecommunications Limited

Trevor G. Jones                         President, JWA Associates                             Canada
176 Old Younge Street
Willowdale, Ontario, Canada M2P 1P9

Alan G. Lutz                            President and Chief Operating Officer                 United States

Terence H. Matthews                     Chairman of the Board and Chief Executive Officer     Canada

Graham C.C. Miller                      Chairman Emeritus, LTX Corp.                          United States
Vintage Club
Vintage Drive East
Indian Wells, CA 92210

Dr. Donald Mills                        Corporate Vice President, Administration              Canada

Kent H.E. Plumley                       Partner, Osler Hoskin & Harcourt                      Canada
1500-50 O'Connor Street
Ottawa, Ontario, Canada K1P 6L2

Dr. John C.J. Thynne                    Managing Director, Camrose Consulting                 United Kingdom
5 Eldon Grove                           Services
Hampstead, London NW3 5PS


                              EXECUTIVE OFFICERS

Name and Business Address            Present Principal Occupation(1)       Citizenship
--------------------------           -------------------------------       -----------
Terence H. Matthews                  Chairman of the Board and Chief        Canada
                                     Executive Officer

Peter D. Charbonneau                 Vice Chairman of the Board             Canada

Alan G. Lutz                         President and Chief Operating          United States
                                     Officer

James D. Arseneault                  Executive Vice President,              Canada
                                     Internetworking Products Group

Satjiv S. Chahil                     Executive Vice President, Marketing    Canada

Name and Business Address            Present Principal Occupation(1)       Citizenship
--------------------------           -------------------------------       -----------
Pearse J. Flynn                      Executive Vice President and           Ireland
                                     General Manager, European Region

Roger K. Fung                        Executive Vice President and           Canada
                                     General Manager, Asia Pacific Region

Giulio M. Gianturco                  Executive Vice President and           United States
                                     General Manager, Americas Region

Brian Jervis                         Executive Vice President, Switching    Canada
                                     Product Group

Conrad Lewis                         Executive Vice President, Access       Canada
                                     Products Group

Dr. Donald Mills                     Corporate Vice President,              Canada
                                     Administration

Peter A. Nadeau                      Corporate Vice President and           Canada
                                     General Counsel

Kenneth B. Wigglesworth              Executive Vice President, Finance      Canada
                                     and Chief Financial Officer

(1) The present principal occupation of all executive officers of Newbridge is with Newbridge.

     During the last five years, neither Newbridge nor, to the best of Newbridge's knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------- ----------

          This Schedule 13D relates to the beneficial ownership of the Reporting Person of 5,632,201 shares of Common Stock. Of such shares of Common Stock, 2,617,439 are issuable upon the exercise of an option (the "Stock Option") to purchase shares of Common Stock. The Stock Option was issued pursuant to a Stock Option Agreement dated June 22, 1999 (the "Option Agreement"). The Option Agreement was entered into as consideration for the Reporting Person's entering into the Agreement and Plan of Merger, dated June 22, 1999, among the Issuer, the Reporting Person and Saturn Acquisition Corp. (the "Merger Agreement"). The remaining 3,014,762 shares of Common Stock are held of record by existing stockholders of the Issuer who entered into voting agreements (the "Voting Agreements") with the Reporting Person on June 22, 1999. The Voting Agreements were also entered into as consideration for the Reporting Person's entering into the Merger Agreement.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Person has acquired the Common Stock in connection with its objective of effectuating the merger of Saturn Acquisition Corp., a wholly-owned subsidiary of the Reporting Person, into the Issuer (the "Merger"). If the Merger is consummated in accordance with the terms set forth in the Merger Agreement, the stockholders of the Issuer will receive, in exchange for each share of Common Stock held by such stockholder, that number of shares of Reporting Person common stock as is set forth in Section 2.1 of the Merger Agreement. Under the terms of the Merger Agreement, the Reporting Person will then become the sole stockholder of the Issuer. The Merger Agreement is included as Exhibit 3 hereto and is incorporated herein by reference.

          Upon the consummation of the Merger, it is anticipated that the Common Stock will (i) cease to be authorized to be quoted on Nasdaq and (ii) be eligible for termination for registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. In addition, upon consummation of the Merger, it is anticipated that the Issuer's board of directors will be replaced by representatives of the Reporting Person, and that the Issuer's management will include representatives of the Reporting Person, who will hold key positions.

          Consummation of the Merger is subject to certain conditions which include the Issuer having entered into a definitive agreement or agreements to sell certain of its business units to one or more third party buyers as outlined in Sections 5.18 and 7.2(f) of the Merger Agreement.

          Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (c)  A sale or transfer of a material amount of assets of the Issuer;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The number of shares of Common Stock issued and outstanding and the percentage calculation resulting therefrom in this Schedule 13D are based on the representations of the Issuer set forth in the Merger Agreement. The Reporting Person disclaims responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

          The Reporting Person beneficially owns 5,632,201 shares of Common Stock, representing approximately 35.7% of the sum of (i) the Common Stock issued and outstanding (13,152,959 shares) and (ii) the 2,617,439 shares of Common Stock issuable to the Reporting Person upon the exercise of the Stock Option granted to it. The Reporting Person has sole voting and dispositive power with respect to the 2,617,439 shares issuable to it upon exercise of the Stock Option and shared voting power (but no dispositive power) as to the remaining 3,014,762 shares pursuant to the Voting Agreements.

          None of the Directors or Executive Officers of Newbridge owns Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

Item 6.   Contracts, Arrangements, Understanding or Relationships With Respect
          --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Pursuant to the Option Agreement, the Stock Option is exercisable at an exercise price of $35.00 per share (i) upon the occurrence of a Triggering Event (as defined by Section 8.1(i) of the Merger Agreement) or (ii) upon the public announcement of an Acquisition Proposal (as defined in Section 5.2(c) of the Merger Agreement). The Option Agreement and the Merger Agreement are included, respectively, as Exhibits 1 and 3 hereto and are incorporated herein by reference.

          The remaining 3,014,762 shares of Common Stock are the subject of the Voting Agreements. Pursuant to the Voting Agreements, certain stockholders have agreed to vote such shares in favor of the Merger Agreement and the transactions contemplated thereby. The form of voting agreement executed by said stockholders is included as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          (1) Stock Option Agreement, dated June 22, 1999, between the Issuer and the Reporting Person, included as Exhibit 10.2 to the Current Report on Form 8-K of the Reporting Person filed on June 30, 1999 and incorporated herein by reference.

          (2) Form of Voting Agreement included as Exhibit 99.1 to the Current Report on Form 8-K of the Reporting Person filed on June 30, 1999 and incorporated herein by reference.

          (3) Agreement and Plan of Merger, dated June 22, 1999, by and among the Issuer, the Reporting Person and Saturn Acquisition Corp., included as
Exhibit 2.1 to the Current Report on Form 8-K of the Reporting Person filed on June 30, 1999 and incorporated herein by reference.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999


                                          By:   /s/ Peter A. Nadeau
                                              ----------------------------
                                                Peter A. Nadeau
                                                Corporate Vice President
                                                and General Counsel